EXHIBIT 12.3

PUBLIC SERVICE ELECTRIC AND GAS COMPANY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Plus Preferred Security Dividend Requirements

	Six Months Ended June 30,		Years Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):
Pre-tax Income from Continuing Operations	$443	$452	$861	$591	$551	$592	$637
Fixed Charges	156	160	319	327	323	332	339
Capitalized Interest	(6)	(1)	(4)	(2)	(1)	0	0
Preferred Securities Dividend Requirements of Subsidiaries	0	0	0	(2)	(6)	(6)	(6)

Total Earnings	$593	$611	$1,176	$914	$867	$918	$970

Fixed Charges as Defined in Regulation S-K (B)
Interest Expense	$153	$158	$314	$320	$313	$325	$332
Interest Factor in Rentals	3	2	5	5	4	0	0
Preferred Securities Dividends	0	0	0	1	4	4	4
Adjustments to state Preferred Securities Dividends on a pre-income tax basis	0	0	0	1	2	2	2

Total Fixed Charges	$156	$160	$319	$327	$323	$331	$338

Ratio of Earnings to Fixed Charges	3.80	3.82	3.69	2.80	2.68	2.77	2.87

(A)	The term “earnings” shall be defined as pretax income from continuing operations. Add to pretax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period (b) the actual amount of any preferred securities dividend requirements of majority owned subsidiaries (c) preferred stock dividends which were included in such fixed charges amount but not deducted in the determination of pre-tax income.

(B)	Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount and premium expense (c) an estimate of interest implicit in rentals and (d) preferred securities dividend requirements of majority owned subsidiaries and preferred stock dividends, increased to reflect the pre-tax earnings requirement for PSE&G.